

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Bin Zhou
Chief Executive Officer
Planet Green Holdings Corp.
36-10 Union St., 2nd Floor
Flushing, NY 11345

> **Re: Planet Green Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed December 5, 2022**
> **File No. 333-259611**

Dear Bin Zhou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022, letter.

Amendment No. 3 to Form S-3

General

1. Despite your response to prior comment seven, disclosure regarding regulatory permissions or approvals required to operate your business still appears to be lacking. Please add the following disclosure:

  • Disclose each permission or approval that you, your subsidiaries, your WFOE, and/or your VIEs are required to obtain from Chinese authorities (including Hong Kong authorities) to operate your business.

  • State affirmatively whether you have received all requisite operating permissions or approvals and whether any permissions or approvals have been denied.

- Describe the consequences to you and your investors if you, your subsidiaries, WFOE, or the VIEs: (i) do not receive or maintain such operating permissions or approvals, (ii) inadvertently conclude that such operating permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such operating permissions or approvals in the future.

- If your revised disclosure indicates no operating permissions or approvals are required from Chinese authorities (including Hong Kong authorities), then additionally disclose how you determined this. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

About this Prospectus
Financial Information Related to the VIEs, page 9

2. We note your revisions in response to prior comment four, and reissue it in part. Please revise your consolidating schedules to present information for the WFOE as primary beneficiary in a separate column.

        Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Steven Glauberman